Exhibit 3
July 29, 2008
STRICTLY CONFIDENTIAL
Golden Apple Income Inc.
5650 Yonge Street
Toronto, Ontario
M2M 4H5
— and —
Ontario Teachers’ Pension Plan Board
5650 Yonge Street
Toronto, Ontario
M2M 4H5
Dear Sirs:
Re: Fording Price Protection
          The undersigned refer to the Unit Purchase Agreement dated as of September 23, 2007 pursuant to which Teck Cominco Metals Ltd. purchased 16,650,000 units of Fording Canadian Coal Trust from Golden Apple Income Inc. (the “Agreement”). Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to those terms in the Agreement.
          For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree to amend the Agreement as follows:
1.	Section 2.3(a) is amended by deleting the phrase immediately after subparagraph 2.3(a)(ii) and replacing it with the following:

“(any such transaction being a “PRICE PROTECTION TRANSACTION”) then within five Business Days following the completion of the Price Protection Transaction (or the completion of of a Price Purchase Transaction that was offered, proposed or publicly announced during the Price Protection Period by Purchaser, any of its Affiliates, or any Person acting jointly or in concert with Purchaser, as the same may be amended, extended or varied), Purchaser will pay, or cause an Affiliate to pay, to an account designated by Vendor a fee of US$105,000,000 by wire transfer of immediately available funds.”

2.	Section 2.3(b) is deleted.

3.	Section 2.3 (f) is amended by deleting Section 2.3 (f) in its entirety and replacing it with the following:

“(f) If the unitholders of the Trust approve an arrangement or similar transaction involving the sale of all or a majority of the assets of the Trust, directly or indirectly, to Purchaser or an affiliate of Purchaser or any Person acting jointly or in concert with Purchaser or any other Person that was announced or commenced during the Price Protection Period (or such a transaction that was announced or commenced during the Price Protection Period as the same may be amended, extended or varied) and that would provide to the Trust consideration permitting the Trust to pay a distribution per Unit in excess of $36.00 per Unit (an “ASSET TRANSACTION”), then within five Business Days following approval of the Asset Transaction by the unitholders of the Trust, receipt of all necessary third-party and regulatory approvals and satisfaction of any other material conditions precedent to completing the Asset Transaction, and in any event prior to the record date for the distribution by the Trust of any of the proceeds of the Asset Transaction to unitholders of the Trust, Purchaser will sell 1,856,500 Units (the “ADJUSTMENT UNITS”) to Vendor for a price per Adjustment Unit equal to the Purchase Price and otherwise on the terms set out in this Agreement. If the record date for a full distribution of the proceeds of the Asset Transaction in respect of the Units does not occur within sixty days of Vendor purchasing the Adjustment Units from Purchaser, Vendor shall have the right (but not the obligation) exercisable within 20 Business Days of the end of such sixty day period to require, on five days written notice to Purchaser, Purchaser to repurchase from Vendor the Adjustment Units for a price per Adjustment Unit equal to the Purchase Price and otherwise on the terms set out in this Agreement (provided that any such notice to the Purchaser must be given not less than 20 Business Days in advance of any record date then announced for a distribution by the Trust). Nothing in this Section 2.3(f) is intended to restrict Teck from effecting a Transfer of Units to any Person prior to the vote of Fording unitholders referred to above, provided that such Transfer is subject to section 2.4, if applicable. It is the intent of this Section 2.3(f) that Vendor should receive the economic benefit of an Asset Transaction and should not be worse off than if the Asset Transaction had been a Price Protection Transaction.”
          If subsequent to the announcement of an Asset Transaction or a Price Protection Transaction, a Person other than Purchaser, its Affiliates and Persons acting jointly or in concert with it announces a proposal or an offer or an intention to acquire, directly or indirectly and together with any Persons with whom it is acting in concert, beneficial ownership of more than 50% of the Units, or of all or a majority of the assets of the Trust (a “Competing Bid”), and the Person that proposed the Asset Transaction or Price Protection Transaction withdraws or terminates its offer, proposal or proposed transaction, and Purchaser or any Affiliate or any Person acting jointly or in concert with Purchaser Transfers any Units subsequent to such withdrawal or termination during the currency of, or to, the Competing Bid, as the same may be amended, extended or varied, the Price Protection Period shall be deemed to have continued (for the purposes of Section 2.4) until and including the date of such Transfer, provided that Purchaser shall not be required to pay more than an aggregate of US$105,000,000 pursuant to Section 2.4.

          In the event that neither an Asset Transaction nor a Price Protection Transaction has been announced on or before July 31, 2008, this letter agreement shall be null, void, and of no further effect.
          In the event there is any conflict or inconsistency between the provisions of this letter agreement and any of the provisions of the Agreement, the provisions of this letter agreement shall prevail. Except as expressly amended by this letter agreement, the Agreement remains in full force and effect, unamended.
          This letter agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.
          To signify your agreement to the foregoing, please sign and return a copy of this letter.

Yours very truly, TECK COMINCO METALS LTD. and TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
Peter C. Rozee
Senior Vice President, Commercial Affairs

Agreed to this 29th day of July, 2008: Golden Apple Income Inc.
By:	/s/ John Sheedy

Ontario Teachers’ Pension Plan Board
By:	/s/ John Sheedy